

September 15, 2011

Via Facsimile
Randall Conte
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, IL 60018

>   **Re: Taylor Capital Group, Inc.**
>   **Form 10-K**
>   **Filed March 22, 2011**
>   **Form 10-Q**
>   **Filed August 4, 2011**
>   **File No. 000-50034**

Dear Mr. Conte:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

1. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

2. On page 49, you disclose that a loan committee determines if a loan should be partially or fully charged-off. We also note your disclosure in Note 4 to the financial statements, that the unpaid principal balance is significantly greater than the recorded balance of impaired loans. Please revise future filings to discuss in detail your charge-off policies by loan

segment, if different. Specifically explain how you determine that a loss is highly probable and clearly indentified. Also:

a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

b. Confirm to us that the primary difference between the unpaid principal balance and recorded balance of impaired loans is due to partial charge-offs.

c. Clearly disclose in your accounting policies whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.

d. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.

e. Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio (ALL to nonperforming loans).

Noninterest Expense, page 37

3. We note you state that the amount of nonperforming asset expense is impacted by the complexity and number of nonperforming loans and other real estate owned and could continue to be significant in future periods. Please tell us and revise future filings to clearly explain the type of expenses that you incur for nonperforming loans which could accrue to this account. Please detail whether these kinds of expenses were solely for loans held for sale or whether they could or have included loans held for investment. Provide separate quantification of the amounts for the periods presented if you have expenses for both held for sale and held for investment.

June 30, 2010 Form 10-Q

Results of Operations, page 41

4. We note you present the non-GAAP measure pre-tax, pre-provision earnings from core operations. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

Impaired Loans, page 59

5. Please revise future filings to disclose your policy for obtaining updated appraisals of collateral for impaired loans, other real estate owned and other repossessed assets. Also describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant